

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



RECEIVED
SEP 1 1 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Septmber 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)



SEP 1 2 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC Monthly Sales Report – August 2002

Hsin-Chu, Taiwan, September 9, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for August 2002 totaled NT$13,544 million, while revenues from January to August 2002 were NT$107,053 million.

TSMC Spokesperson Mr. Harvey Chang noted that sales for August 2002 registered a 0.1% increase over July 2002 and an increase of 50.0% on a year-over-year basis. The Company's sales revenues from January through August 2002 represented a 28.3% increase over the corresponding 2001 period.

# # #

Sales Report: (Unit: NT$ million)

Net Sales	2002(1)	2001	Growth
August	13,544	9,028	50.0%
January through August	107,053	83,451	28.3%

(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

Taiwan Semiconductor Manufacturing Company Limited

September 09, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties
3) Endorsements and quarantees 4) Financial derivative transactions for the period of August 2002.

1) Sales volume (NT$: Thousand)

Time	*Items*	*2001*	*2000*	*Changes*	(%)
Aug.	*Invoice amount*	13,726,889	10,020,587	3,706,302	36.99%
Jan. ~Aug.	*Invoice amount*	107,113,963	87,071,184	20,042,779	23.02%
Aug.	*Net sales*	13,544,132	9,027,834	4,516,298	50.03%
Jan. ~Aug.	*Net sales*	107,052,564	83,450,679	23,601,885	28.28%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*August*	*Bal. As of period end*
TSMC	39,845,773	-	-
TSMC's subsidiaries	26,705,400	4,890	342,470

3) Endorsements and quarantees (NT$ Thousand)

	Limit of endorsements	*August*	*Bal. As of period end*
TSMC	59,768,660	332,520	23,287,960
TSMC's subsidiaries	N/A		0
TSMC endorses for subsidiaries		332,520	23,287,960
TSMC's subsidiaries endorse for TSMC		0	0
TSMC endorses for PRC companies		0	0
TSMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	3,097,310,000
		EUR:	115,000,000
	Assets:	US$	490,000,000
Financial instruments			FX forward contracts
Realized profit (loss)			NT$14,157,083

a-2. Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	Liabilities:	NT$5,000,000,000
Financial instruments		Interest rate swap
Realized profit (loss)		-

b. Trading purpose: None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date:September 9, 2002

By 

Harvey Chang
Senior Vice President & Chief Financial Officer